UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 28, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Horizon Pharma, Inc.

File No. 333-168504 - CF# 25492

Horizon Pharma, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on August 3, 2010, as amended.

Based on representations by Horizon Pharma, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through August 20, 2014
Exhibit 10.9	through August 20, 2014
Exhibit 10.10	through August 3, 2013
Exhibit 10.11	through December 19, 2016
Exhibit 10.12	through December 19, 2016
Exhibit 10.13	through December 19, 2016
Exhibit 10.14	through March 26, 2019
Exhibit 10.16	through March 24, 2019
Exhibit 10.17	through March 24, 2019
Exhibit 10.19	through December 31, 2011
Exhibit 10.20	through December 31, 2011
Exhibit 10.21	through December 31, 2011
Exhibit 10.25	through August 3, 2013
Exhibit 10.26	through August 3, 2013
Exhibit 10.29	through December 31, 2017
Exhibit 10.30	through November 5, 2019
Exhibit 10.31	through November 5, 2019
Exhibit 10.32	through March 24, 2019
Exhibit 10.35	through May 25, 2019

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel S. Greenspan
Branch Chief